FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

   Attachments:

1. NOTICE OF RECORD DATE AND AGM dated June 02, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: June 02, 2005

                                                                                                                                                     By:

                                                                                                                                                            “Harj Gill”

 Harj Gill

              Its:       CEO

(Title)

June 02, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 NOTICE OF RECORD DATE AND AGM dated June 02, 2005

cc:

AMS HOMECARE INC.

                                                       1360 Cliveden Avenue

Delta, B.C.

V3M 6K2

Phone: 604-273-5173

Fax: 604-273-9312

BY SEDAR AND EDGAR

June 02, 2005

All Applicable Commissions

Re:

 AMS HOMECARE INC. (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Company

1.

CUSIP Number

00178P100

2.

Class of Securities Entitled to Receive Notice

Common

3.

Class of Securities Entitled to Vote

Common

4.

Record for Notice

June 28, 2005

5.

Record for Voting

June 28, 2005

6.

Mailing Date

July 04, 2005

7.

Beneficial Ownership Determination Date

June 28, 2005

8.

Meeting Date

July 29,2005

9.

Business

Annual General and Special Meeting

10.

OBO Distribution Payment

Issuer will pay for OBO’s

11.

Meeting Location

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.

V3M 6K2

TIME:

10:00AM

Thank you for your time.

Regards,

AMS HOMECARE INC.

“Harj Gill”

Harj Gill, BSc., FCSI

Chief Executive Officer

Cc: Computershare Trust Company of Canada

cc:  AMS Homecare Inc.